SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABN AMRO HOLDING N.V.
(Name of Subject Company)

 ABN AMRO HOLDING N.V.
(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.56 per share
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V.
(Title of Class of Securities)

000937102
(American Depositary Shares)
(CUSIP Number of Class of Securities)

Eva Simon Thomas
Group General Counsel
ABN AMRO Holding N.V.
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
+31 20 628 93 93
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Margaret E. Tahyar
Davis Polk & Wardwell
121, avenue des Champs-Elysées
75008 Paris
France
+33 1 56 59 36 70

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address

The name of the subject company is ABN AMRO Holding N.V., a public limited liability company organized under the laws of The Netherlands (“ABN AMRO”).  The address of the principal executive offices of ABN AMRO is Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands.  The telephone number for ABN AMRO’s principal executive offices is +31 20 628 93 93.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is ordinary shares, par value €0.56 per share of ABN AMRO (“ABN AMRO ordinary shares”) and American Depositary Shares, each representing one ABN AMRO ordinary share (“ABN AMRO ADSs”).  As of August 6, 2007, 1,845,855,090 ABN AMRO ordinary shares were issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of ABN AMRO, which is the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

Tender Offer

This Statement relates to the exchange offer (the “Barclays Offer”) by Barclays PLC, a public limited company organized under the laws of England (“Barclays”), to exchange for each ABN AMRO ordinary share and ABN AMRO ADS:

•	2.13 newly issued Barclays ordinary shares and €13.15 in cash for every issued and outstanding ABN AMRO ordinary share; and

•	0.5325 Barclays American Depositary Share and €13.15 in cash (paid in US dollars) for every ABN AMRO ADS.

The Barclays Offer is described in the Offer to Exchange/Prospectus dated August 6, 2007, included in the Barclays Registration Statement on Form F-4 (as amended and supplemented, the “Form F-4”) and Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), together with the exhibits thereto, as filed by Barclays with the Securities and Exchange Commission (the “SEC”) on August 3, 2007 and August 6, 2007, respectively.

The principal executive offices of Barclays are located at 1, Churchill Place, London E14 5HP, United Kingdom, and the telephone number at such principal executive offices is 011 44 20 7116 1000.

In addition, as outlined below in “Item 4. The Solicitation or Recommendation—Background to the Proposed Offers—Discussions between ABN AMRO and the Consortium”, on July 21, 2007, RFS Holdings B.V. (“RFS Holdings”), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, “Fortis”), The Royal Bank of Scotland Group PLC (“RBS”), Banco Santander Central Hispano, S.A. and Santander Holanda B.V. (together, “Santander” and together with Fortis and RBS and, if the context so requires, RFS Holdings, the “Consortium”), launched an offer (the “Consortium Offer”) to exchange for each ABN AMRO ordinary share and ABN AMRO ADS (i) €35.60 in cash and (ii) 0.296 newly issued ordinary shares, nominal value £0.25 per share, of RBS (“RBS ordinary shares”).  The Consortium Offer is described in the Offer to Exchange/Prospectus included in the

Amendment No. 1 to the Registration Statement on Form F-4/A (the “Form F-4”) and Tender Offer Statement on Schedule TO (the “Schedule TO”), together with the exhibits thereto, as filed by the Consortium with the Securities and Exchange Commission (the “SEC”) on July 23, 2007.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as described in this Item 3, to ABN AMRO’s knowledge there are no material agreements, arrangements or understandings and no actual or potential material conflicts of interest between ABN AMRO or its affiliates, on the one hand, and either (i) ABN AMRO’s executive officers, directors or affiliates, or (ii) Barclays or any of Barclays’ executive officers, directors or affiliates, on the other hand.

As of July 27, 2007, Lord Colin Sharman of Redlynch, a member of ABN AMRO Supervisory Member, having previously advised the Chairman of ABN AMRO Supervisory Board that in the circumstances where the ABN AMRO Supervisory Board would have to consider both the Barclays Offer and the Consortium Offer he would consider himself conflicted because of his position as Chairman of Aviva, is no longer participating in the decision process relating to both offers.

Interests of Certain Members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board as a result of the Merger Protocol with Barclays

Outlined below are relationships, agreements or arrangements that certain members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have that provide them with interests in the proposed combination with Barclays (described in Item 2. “Identity and Background of Filing Person—Tender Offer” above), that may be in addition to or different from the interests of ABN AMRO’s shareholders generally in the Consortium Offer and/or the proposed combination with Barclays.  The members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board were aware of these relationships, agreements and arrangements during their respective deliberations on the merits of the Consortium Offer and the proposed combination with Barclays.

ABN AMRO Managing Board Members

Under the Merger Protocol, as amended, with Barclays the board of directors of the combined group is expected to include Mr. Groenink (as proposed non-executive member of the Group Board of Directors) and Mr. Boumeester (as proposed chief administrative officer of the combined group).  As of the completion of the Barclays Offer and combination with Barclays, the combined group will be managed by a group executive committee consisting of eight members.  The committee is expected to include Mr. Boumeester, Mr. Overmars, the proposed chief executive officer of continental Europe and Asia of the global retail and commercial banking segment of the combined group, and Mr. Teerlink, the proposed chief operating officer of the global retail and commercial banking segment of the combined group.  Mr. Jiskoot is expected to become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.

It is intended that Mr. Boumeester will enter into a service contract with Barclays Bank which will be conditional upon the completion of the proposed combination with Barclays and will come into effect on the effective date thereof.  The principal terms of the proposed service contract have been approved by the Barclays Remuneration Committee.  The service contract will provide for a salary of £600,000 per annum and benefits in kind including the use of a company owned vehicle or cash equivalent and medical insurance.  It is intended that he will remain in his current ABN AMRO defined contribution pension arrangement.  Mr. Boumeester will be eligible to be considered for a discretionary annual bonus award (including mandatory deferral into ESAS) and for annual participation in long term incentive plan awards under the Barclays PSP.  In respect of 2008 it has been agreed he will receive a minimum bonus (including the ESAS element) of 100 per cent of base salary (capped at 250% of annual salary) and he will be recommended for a Barclays PSP award with an aggregate market value on the day of the award of £600,000.  The service contract will contain provisions for benefits payable upon termination of employment.  Until the end of 2008, in the event of termination other than on grounds of gross misconduct or his resignation, Mr. Boumeester will retain his entitlement to ABN AMRO SEVP contractual severance terms.  These provide for a payment based on Mr. Boumeester’s salary prior to becoming a member of the Management Board and calculated by reference to age, years of service and a cantonal adjustment factor.  It has also been agreed that in those circumstances he would be treated as a ‘‘good leaver’’ for the purpose of any outstanding long term incentive awards under the Barclays PSP or other plans allowing him to retain those awards within the rules of the Barclays PSP or other relevant plan.  With effect from 1 January 2009, Mr. Boumeester will be entitled to twelve months’ notice of termination of his employment and in the event of termination without notice (other than dismissal for cause or resignation) will be entitled to receive one year’s contractual remuneration and pro-rata bonus for the year in which termination occurs, medical benefits and continuation of pension payments.  Payment will be, however, subject to a mitigation mechanism in the event alternative employment is found during the notice period.

ABN AMRO Supervisory Board Members

Pursuant to the terms of the Merger Protocol, as amended, with Barclays, Mr. Martinez, the current chairman of the ABN AMRO Supervisory Board, is expected to become the chairman, and Mr. Kramer, Ms. Maas-de Brouwer, Mr. Ruys, Mr. Olijslager, Mr. Scaroni and Mr. van den Bergh are expected to become members, of the board of directors of the combined group.  Members of the ABN AMRO Supervisory Board who will serve on the board of directors of the combined group are expected to be compensated for their services in accordance with Barclays’ fee structure for non-executive directors.

Effect of the proposed Barclays offer and the merger with Barclays on Indemnification

Pursuant to the terms of the Merger Protocol, as amended, with Barclays, Barclays and ABN AMRO have each agreed to indemnify each individual to become a member of a board of a company in its respective group, as of the time the Barclays Offer is declared unconditional, for any damages, costs, liabilities or expenses incurred by such individuals arising out of inaccuracies or material misstatements in the parts of the applicable disclosure documentation for which such individual is or was responsible solely in his capacity as a proposed member of the relevant board with respect to the period prior to such person becoming a director to the same extent as available to members of the applicable board on the date of such documentation.

Treatment of options and other Equity Awards

Shareholdings of the members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board as at August 8, 2007 are as follows:

ABN AMRO Managing Board	Number of ABN AMRO ordinary shares	Number of options for ABN AMRO ordinary shares
Mr. Groenink	87,062	684,789
Mr. Jiskoot	69,679	410,011
Mr. Kuiper	72,668	410,011
Mr. Boumeester	85,168	213,372
Mr. Overmars	41,590	293,372
Mr. Teerlink	35,615	312,403
Total	391,782	2,323,958

ABN AMRO Supervisory Board	Number of ABN AMRO ordinary shares
Mr. Martinez	3,000
Mr. Olijslager	3,221
Mr. Pratini de Moreas	5,384
Mr. van den Bergh	13,112
Mr. Ruys	2,898
Mr. Scaroni	18,451
Total	46,066

At the date of this document, no options for ABN AMRO ordinary shares are held by any of the other members of the ABN AMRO Managing Board or the ABN AMRO Supervisory Board.

The Merger Protocol contains provisions in relation to the treatment of options and awards under the ABN AMRO Employee Share Plans, which are composed of the ABN AMRO Stock Option Plans, the ABN AMRO Share Award Plan, the ABN AMRO Share Investment and Matching Plan and the ABN AMRO Retention Plans. The ABN AMRO Retention Plans are the ABN AMRO Global Key Employee Retention Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan 2005, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan 2005, the ABN AMRO BU Brazil Long Term Incentive Plan, the ABN AMRO BU North American Long Term Incentive Plan, and any other employee share plan or long term incentive plan adopted or implemented by ABN AMRO.

Barclays and ABN AMRO are considering the proposed treatment of options and awards under the ABN AMRO Employee Share Plans although the treatment has not, at the date of this Statement, been finalized.

The following is a summary of the proposals relating to the ABN AMRO Share Award Plan and the ABN AMRO Stock Option Plans (being those employee plans under which subsisting options or awards have been granted over or in respect of ABN AMRO ordinary shares) which at the date of this document have been considered by Barclays and ABN AMRO. The summary is without prejudice to further or alternative proposals that Barclays and ABN AMRO may agree within the parameters and in the context of both the Merger Protocol and the rules of the ABN AMRO Share Award Plan and the ABN AMRO Stock Option Plans and any applicable laws. The ABN AMRO Stock Option Plans are the ABN AMRO Top Executive Stock Option Plan, the ABN AMRO Key Staff Stock Option Plan, the ABN AMRO UK Approved Stock Option Plan and the ABN AMRO Equity Option Scheme. The ABN AMRO Share Award Plan is the ABN AMRO Performance Share Plan (also comprising the ABN AMRO Restricted Share Plan).

The normal vesting dates for outstanding awards granted under the ABN AMRO Share Award Plan, which are subject to both performance conditions and service conditions, have not yet occurred. Barclays has proposed that awards under the ABN AMRO Share Award Plan will be replaced, as permitted under the rules of those plans and subject to any applicable laws, with awards over or in respect of Barclays ordinary shares on terms satisfying the provisions of those plans and consistent with the Merger Protocol, and ABN AMRO is considering this proposal.

Apart from certain options granted in 2005 under the ABN AMRO Stock Option Plans, all subsisting options have already vested and are therefore currently exercisable subject to any applicable laws. The intention of ABN AMRO and Barclays is that options over or in respect of ABN AMRO ordinary shares under the ABN AMRO Stock Option Plans which are not already exercisable shall vest and become exercisable in full, in accordance with and to the extent permitted by the rules of the relevant ABN AMRO Stock Option Plans, when the exchange offer becomes unconditional. After the exchange offer becomes unconditional, options not yet exercised will be exercisable for a limited period after which they will lapse. Subject to any applicable laws and the relevant terms, options to acquire ABN AMRO ordinary shares that are exercised will be satisfied in ABN AMRO ordinary shares.

In relation to awards over or in respect of ABN AMRO ordinary shares under the ABN AMRO Share Investment and Matching Share Plan (which are not subject to performance conditions), it is intended that, as provided for in the rules of that plan and subject to any applicable laws, awards will vest in full when the exchange offer becomes unconditional.

Barclays and ABN AMRO have agreed that the proposals that shall be agreed between them and made to holders of subsisting options and awards under the ABN AMRO Employee Share Plans in due course should not have any material incremental accounting costs for either party nor cause the €250 million cap set out in the Merger Protocol on the amount of cash payable in respect of the cash settlement or cancellation of options and awards over ABN AMRO ordinary shares to be exceeded.

Agreements between ABN AMRO and Barclays

Confidentiality, Exclusivity and Standstill Agreement

On March 21, 2007, ABN AMRO entered into a confidentiality, exclusivity and standstill agreement with Barclays, a copy of which is filed as Exhibit e(1) to this Statement and is incorporated herein by reference.  In addition to customary confidentiality provisions, this agreement provided that neither ABN AMRO nor Barclays would solicit any offer from a third party for all or a significant part of their respective assets or shares until April 18, 2007.  If such an offer was received in good faith from a third party, however, the agreement provided that either the ABN AMRO Managing Board and the ABN AMRO Supervisory Board or the Barclays Board, as the case may be, could enter into discussions with such third party if required to do so by their fiduciary duties.  However, the agreement permitted either party to have contacts with a third party to understand the contents of any good faith indication of interest by such third party.  On April 17, 2007, ABN AMRO and Barclays separately announced that they had agreed to extend the exclusivity period.

The Merger Protocol

The summary of the material terms of the Merger Protocol, as amended, and the description of the conditions of the transaction contained in the Offer to Exchange/Prospectus included in the Form F-4 are incorporated herein by reference.  The summary of the Merger Protocol, as amended, and the description of the conditions of the transaction are qualified in their entirety by reference to the Merger Protocol, the Merger Protocol Letter Amendment dated July 23, 2007, the Merger Protocol Letter Amendment dated July 30, 2007 and the Merger Protocol Letter Amendment dated August 3, 2007, copies of which are filed as Exhibits e(2), e(3), e(4) and e(5), respectively, to this Statement and are incorporated herein by reference.

The Merger Protocol, as amended, governs the contractual rights between ABN AMRO and Barclays in relation to the Barclays Offer and the Merger.  The Merger Protocol and its amendments have been filed as an exhibit to this Statement to provide shareholders with information regarding the terms of the Merger Protocol, as amended, and are not intended to modify or supplement any factual disclosures about ABN AMRO in ABN AMRO’s public reports filed with the SEC.  In particular, the Merger Protocol and its amendments are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to ABN AMRO.  The representations and warranties contained in the Merger Protocol and its amendments have been negotiated with the principal purpose of establishing the circumstances in which Barclays may have the right not to consummate the Barclays Offer, or a party may have the right to terminate the Merger Protocol, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts.  The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Item 4.  The Solicitation or Recommendation.

Explanation of Dutch Law Context for US Investors

Under Dutch law the ABN AMRO Managing Board and the Supervisory Board are obligated to take into account in their decision making not only the interests of the shareholders, but the interests of the company and all other stakeholders as well, including employees and customers.  In its ruling of July 13, 2007 relating to ABN AMRO (see “—Background to the Proposed Offers” below) the Dutch Supreme Court specifically and recently confirmed that this principle applies to the current situation in which ABN AMRO finds itself:

“If the managing board abandons a stand alone-scenario and decides to pursue a merger, it shall, in the course of discharging its duties arising from the law and the articles of association, act in the interest of the company and its enterprise and the management board shall take the interests of all stakeholders (among which the shareholders) into account in its decision-making process.”

Dutch law furthermore requires the ABN AMRO Boards to disclose their reasoned opinion (gemotiveerde standpuntbepaling) with respect to any merger or takeover.  The reasoned opinion must list the considerations including the main pros and cons considered in reaching the opinion.  The opinion can contain a statement by the ABN AMRO Boards to support an offer, not to support an offer or can be neutral in view of the stakeholders’ interests.  The reasoned opinion may include a recommendation to shareholders to accept the offer, a non-recommendation or can be neutral.  There is no legal requirement that the boards recommend one offer over another and the concept of a recommendation under Dutch law is a statement only to shareholders not to stakeholders. Although, any recommendation is directed solely to shareholders, in reaching the decision to make such recommendation the interests of all stakeholders must be taken into account by the boards.  A statement of support from a stakeholders' perspective can be combined with a neutral position on whether shareholders should from a financial point of view accept the offer or not.  Therefore, under Dutch law, the boards may decide not to recommend an offer to shareholders while on the basis of a consideration of the stakeholder interests, it may nevertheless support such an offer.

The reasoned opinion (gemotiveerde standpuntbepaling) developed by the ABN AMRO Boards at their meetings on July 26, 2007 and July 27, 2007, is contained below in “Reasons for the Recommendation”.

Recommendation of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board, in their respective meetings on July 26 and 27, 2007, after having considered the advice of outside legal counsels and financial advisors, acting in good faith and observing their respective fiduciary duties, discussed the Consortium Offer and the Barclays Offer, with a view to coming to a reasoned position on both offers, taking into account the best interest of ABN AMRO, its shareholders and other stakeholders, in the context as further described in the statement contained in the press release issued on July 30, 2007 and reflected below (see “—Reasons for the Recommendation”).

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either offer for acceptance to ABN AMRO’s shareholders.  ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO’s shareholders.

Background to the Proposed Offers

Discussions between ABN AMRO and Barclays

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have reviewed regularly ABN AMRO’s strategic growth objectives and the means by which it may achieve these objectives, including potential business acquisitions and combinations.  In particular, the ABN AMRO Managing Board and the ABN AMRO

Supervisory Board examined how ABN AMRO might execute its strategy of becoming a top five European bank by market capitalization.  In addition to the ‘‘standalone’’ option, including growth through the acquisition of smaller banking operations, the option of merging with another European financial institution as large or larger than ABN AMRO has been part of the strategic agenda of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board.  In this context, the Chairman of the ABN AMRO Managing Board, Mr. Groenink, and the Chief Executive Officer of Barclays, Mr. Varley, have had regular contact over the past few years.

On March 18, 2005, Mr. Groenink and Mr. Varley met to discuss the possibility of a business combination in connection with ABN AMRO’s continuing review of its business and prospects.  In advance of the meeting, ABN AMRO and Barclays separately carried out an analysis which covered, amongst other things, strategic and financial rationale for a possible combination, an impact and contribution analysis and high level synergies.  The discussions between Mr. Groenink and Mr. Varley were continued at a meeting on November 23, 2005.

On December 7, 2005 and January 20, 2006, Mr. Groenink and Mr. Varley discussed the principles under which the parties would be willing to consider a business combination transaction.  On March 3, 2006, another meeting was held between Mr. Groenink and Mr. Varley, at which they agreed to exchange position papers on a potential combination.  ABN AMRO’s position paper was sent to Barclays on March 24, 2006 and a paper from Barclays was received by ABN AMRO shortly thereafter.  Following the exchange of position papers, Mr. Groenink and Mr. Varley met on May 4, 2006 to discuss the potential strategy, vision and culture of a combined entity.

The Barclays Board, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board separately concluded that a business combination transaction between Barclays and ABN AMRO was strategically attractive. During the ABN AMRO Supervisory Board annual strategy discussion on July 27 and 28, 2006, different merger of equals options were discussed, as well as the ‘‘standalone’’ option with growth through the acquisition of smaller banking operations and the option of combining with another European financial institution that was as large or larger than ABN AMRO.  At the end of the discussion, the ABN AMRO Supervisory Board determined that in the case of a merger with ABN AMRO as a junior partner, a combination with Barclays was one of its preferred options.  During the remainder of 2006 and first quarter of 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board continued to discuss these strategic options.  The Barclays Board also concluded that ABN AMRO was an attractive merger partner in its strategy meeting on November 16, 2006.  Mr. Groenink and Mr. Varley continued to have informal contacts to explore the potential of a combination.

ABN AMRO also discussed with ING Group the possibility of a combination of their businesses.  During the period between December 2006 and March 2007, Mr. Groenink had several discussions with Mr. Michael Tilmant, Chairman of the Executive Committee of ING Group on the possibility of a transaction.  Ultimately, however, the parties discontinued discussions when a transaction became less attractive as ABN AMRO’s share price increased significantly, while ING’s share price declined.

ABN AMRO initiated talks leading to the current proposed combination with Barclays when, on February 8, 2007, Mr. Groenink and Mr. Varley met to discuss the key principles that would guide any potential combination discussion between ABN AMRO and Barclays.  These discussions were continued on February 27, 2007.

On February 22, 2007, the ABN AMRO Managing Board engaged Morgan Stanley & Co. Limited (“Morgan Stanley”) to act as its financial advisor in connection with the potential strategic options outlined above, including a possible combination with Barclays.  Subsequently, in connection with Morgan Stanley’s engagement, the ABN AMRO Managing Board requested that Morgan Stanley evaluate the fairness, from a financial point of view, to holders of ABN AMRO ordinary shares (other than Barclays and its affiliates) of the exchange ratio to be received by holders of ABN AMRO ordinary shares pursuant to the combination solely in their capacity as ordinary shareholders of ABN AMRO.

Also, on February 22, 2007, UBS Limited (“UBS”) was engaged by the ABN AMRO Managing Board as financial advisor in connection with the potential strategic options outlined above.  Subsequently, in connection with

UBS’s engagement, the ABN AMRO Managing Board requested that UBS evaluate the fairness, from a financial point of view, of the exchange ratio to holders of ABN AMRO ordinary shares, excluding Barclays and its affiliates.

The ABN AMRO Managing Board also engaged Lehman Brothers Europe Limited (“Lehman Brothers”) on February 22, 2007 to act as its financial advisor in connection with the potential strategic options outlined above.  Lehman Brothers’ advisory role has centered around the synergies of the proposed combination, potential investor and market reactions and listing considerations.

NM Rothschild & Sons (“Rothschild”) was appointed by the ABN AMRO Managing Board in February 2007 to advise on the viability of alternatives to a combination with another European financial institution as large or larger than ABN AMRO.  ABN AMRO Corporate Finance provided initial advice on the general strategic options available to ABN AMRO.  ABN AMRO Hoare Govett was retained to act as corporate broker in connection with strategic matters in February 2007 and subsequently in connection with the proposed exchange offer by Barclays for ABN AMRO ordinary shares and ABN AMRO ADSs.

Also during February 2007, the ABN AMRO Managing Board retained Allen & Overy LLP, Davis Polk & Wardwell and NautaDutilh N.V. to provide it with legal advice in connection with strategic matters and subsequently retained them to advise on the Barclays transaction.

During February 2007, the Barclays Board requested that JPMorgan Cazenove Limited act as corporate broker, and Lazard & Co., Limited act as financial advisor, in connection with a proposed combination with ABN AMRO. In March 2007, Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG and JPMorgan Cazenove Limited were also contacted to act as financial advisors in connection with the proposed combination with ABN AMRO.

At its meeting on March 14, 2007, the ABN AMRO Supervisory Board approved the initiation of negotiations with Barclays with a view to a potential combination.

On March 16, 2007, Mr. Groenink called Mr. Varley to confirm that he was available to investigate a combination of ABN AMRO and Barclays.  On March 18, 2007, senior management of ABN AMRO and Barclays, including Mr. Boumeester, a member of the ABN AMRO Managing Board, and Mr. Naguib Kheraj, then Group Finance Director of Barclays met to commence exploratory discussions on the terms of any transaction as well as the terms of a confidentiality and exclusivity agreement.  Subsequently, Mr. Groenink informed Mr. Nout Wellink, President of the Dutch Central Bank, about the possibility of a combination transaction and Barclays kept the FSA informed about the status of discussions.

On March 19, 2007, ABN AMRO and Barclays issued a press release to confirm that they were in exclusive preliminary discussions concerning a potential combination.

On March 20, 2007, ABN AMRO and Barclays announced the principles of any potential combination between them.

On March 21, 2007, ABN AMRO entered into a confidentiality, exclusivity and standstill agreement with Barclays.  In addition to customary confidentiality provisions, this agreement provided that neither ABN AMRO nor Barclays would solicit any offer from a third party for all or a significant part of their respective assets or shares until April 18, 2007.  If such an offer was received in good faith from a third party, however, the agreement provided that either the ABN AMRO Managing Board and the ABN AMRO Supervisory Board or the Barclays Board, as the case may be, could enter into discussions with such third party if required to do so by their fiduciary duties.  Additionally, the agreement permitted either party to have contacts with a third party to understand the contents of any good faith indication of interest by such third party.

On March 21, 2007, the ABN AMRO Supervisory Board engaged Stibbe N.V. to provide it with independent Dutch legal advice.

On March 22, 2007, representatives of ABN AMRO and Barclays together with their respective financial advisors met to discuss the organization of the work streams for any potential combination.

On March 23, 2007, Mr. Groenink and Mr. Varley met to substantiate further aspects of the five broad principles indicated in the press release of March 20, 2007 and to discuss the organization of the process going forward.

On March 24, 2007, members of the senior management of ABN AMRO met with members of senior management of Barclays in London.  The parties exchanged information on their respective businesses and discussed the process and timing for due diligence.

On March 26, 2007, the ABN AMRO Supervisory Board created an ad hoc advisory committee, composed of Mr. Martinez, Mr. Olijslager and Mr. van den Bergh in order to advise the ABN AMRO Supervisory Board on decisions to be taken in the context of the discussions with Barclays or other banks, the actions of activist shareholders and the upcoming shareholders’ meeting.  In April 2007, the ad hoc committee met several times to prepare for the ABN AMRO Supervisory Board meetings.

From March 26, 2007 to March 30, 2007 representatives from the various business units of ABN AMRO and Barclays first met to conduct due diligence, including an examination of the potential synergies that may result from a combination.  Additional synergy validation and due diligence on specific topics continued through April 19, 2007.

On March 27, 2007, representatives of ABN AMRO and Barclays, together with representatives of their respective financial, legal and tax advisors, met in Amsterdam to discuss the potential legal, regulatory and tax structures of any combination.

On March 30, 2007, Mr. Groenink and Mr. Varley met to advance agreement on the details of the transaction.

On April 3, 2007, Mr. Groenink and Mr. Varley met with representatives of the Dutch Central Bank (“DNB”).  At this meeting the parties jointly presented their intentions for, and the anticipated benefits of, the proposed combination. The ABN AMRO Supervisory Board also met on April 3, 2007 and April 11, 2007 to discuss the latest developments in the negotiations with Barclays.

From April 3, 2007 to April 16, 2007, the ABN AMRO Managing Board’s legal advisors engaged in a number of discussions, in person in Amsterdam and London and on the telephone, with Barclays’ legal advisors on certain terms of a draft Merger Protocol.  Several of these meetings were attended by Mr. Boumeester and Mr. Kheraj.

Between April 4, 2007 and April 21, 2007, representatives of ABN AMRO’s financial advisors met with representatives of Barclays financial advisors to discuss the methodologies to be used in the determination of any potential exchange ratio.

On April 12, 2007, the ABN AMRO Supervisory Board engaged Goldman Sachs International (“Goldman Sachs”) to undertake a study as to the fairness of any proposed combination with Barclays.

On April 13, 2007, Mr. Groenink and Mr. Martinez received a letter from the Consortium, expressing their interest in making an alternative proposal for ABN AMRO and requesting, among other things, access to the same diligence information that Barclays had received.

On April 15, 2007, a committee was established by the Barclays Board for the purpose of the transaction. During April 2007, the Barclays Board or the committee met frequently to receive updates on the status of the discussions with ABN AMRO from those members of the Barclays Board involved in the day-to-day negotiations.

On April 16, 2007, Mr. Groenink and Mr. Varley met to discuss the progress to date and to evaluate the necessity of extending the initial exclusivity agreement.  On April 17, 2007, ABN AMRO and Barclays separately announced that they had agreed to extend the exclusivity period.  The ABN AMRO Supervisory Board also met and received an update on April 17, 2007.  On April 18, 2007, Mr. Groenink and Mr. Varley met, and at this meeting, Mr. Varley gave an update on his meetings with the ABN AMRO Managing Board members during the course of the preceding days.

On the evening of April 20, 2007, Mr. Boumeester informed Mr. Kheraj of Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays.

On April 21, 2007, Mr. Groenink and Mr. Varley discussed Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays and the potential impact of this sale on any potential exchange ratio.

Representatives of ABN AMRO and Barclays and their respective advisors met on a number of occasions in Amsterdam on April 21 and 22, 2007 to discuss further the draft Merger Protocol.

On the evening of April 21, 2007, Mr. Groenink and Mr. Boumeester met with Mr. Varley and Mr. Kheraj in Amsterdam to agree the terms of the proposed combination with Barclays, including the exchange ratio of 3.225 Barclays ordinary shares for each ABN AMRO ordinary share.

During March and April 2007, the ABN AMRO Managing Board met frequently and received updates on the status of the discussions with Barclays from those members of the ABN AMRO Managing Board involved in the day-to-day negotiations.  As noted above, the ABN AMRO Supervisory Board and the ad hoc committee had also held several meetings during this time frame.

During the course of the day on April 22, 2007 the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately to discuss the evolving terms of the proposed transaction with Barclays, the proposed sale of LaSalle to Bank of America Corporation (see “—The Sale of LaSalle” below) and the contents of the letter that had been received from the Consortium.

During that day, Mr. Groenink updated the ABN AMRO Managing Board on the negotiations with Barclays several times.  Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were also present to brief the ABN AMRO Managing Board members on the terms of the draft Merger Protocol.  Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio of 3.225 Barclays ordinary shares for each ordinary ABN AMRO ordinary share tendered pursuant to the offer, to be received by holders of ABN AMRO ordinary shares, other than Barclays and its affiliates, was fair, from a financial point of view, to such holders. Representatives from Morgan Stanley reviewed its financial analyses and rendered to the ABN AMRO Managing Board its oral opinion, which was subsequently confirmed in writing and dated April 22, 2007, to the effect that, as of that date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio set forth pursuant to the proposed Merger Protocol was fair, from a financial point of view, to the holders of ABN AMRO ordinary shares, other than Barclays and its affiliates, solely in their capacity as ABN AMRO ordinary shareholders.  At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Managing Board resolved unanimously to recommend to the ABN AMRO Supervisory Board to accept the offer for ABN AMRO from Barclays and to recommend the same to ABN AMRO’s shareholders.

During that day, the ABN AMRO Supervisory Board also met with its independent legal and financial advisors in an executive session to consider the terms of the proposed combination with Barclays.  At that session, they were briefed on the terms of the draft Merger Protocol by Stibbe N.V.  Representatives from Goldman Sachs rendered an oral opinion, later confirmed in writing, to the ABN AMRO Supervisory Board that, as of April 22, 2007, based upon and subject to the factors and assumptions set forth in such opinion, the ordinary share exchange ratio to be received by shareholders of ABN AMRO pursuant to the combination was fair from a financial point of view to such holders.  During the day, Mr. Groenink updated the ABN AMRO Supervisory Board on the latest developments with Barclays and presented the ABN AMRO Managing Board’s decision on the Barclays transaction.  Representatives from NautaDutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell were present to answer questions on the draft Merger Protocol.  At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the ABN AMRO Supervisory Board resolved unanimously to recommend the exchange offer for acceptance by the holders of the ABN AMRO ordinary shares.

In their review and analysis of the proposed transaction with Barclays and the ‘‘no shop’’ provisions in the draft Merger Protocol, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board noted that the terms of the Merger Protocol, among other things, included provisions permitting them to continue contacts with a third party existing on April 23, 2007 and, in certain circumstances described elsewhere in this document, would permit them to withdraw their respective recommendations if the boards, acting in good faith and observing their fiduciary duties under applicable law, determined an alternative offer to be more beneficial than the exchange offer.

On the evening of April 22, 2007, the Committee of the Barclays Board held two meetings.  The first meeting was held to consider, among other matters, the Merger Protocol, due diligence findings, merger benefits, financial analysis, and a draft press announcement.  The Committee then reconvened that same evening to consider the Merger Protocol and the press announcement.  At the end of this meeting, the Committee resolved to enter into the Merger Protocol and approved the press announcement.

Following these meetings, on April 22 and the early hours of April 23, representatives of each party together with their legal and financial advisors met again in Amsterdam to finalize the Merger Protocol.

On April 23, 2007, ABN AMRO and Barclays announced that agreement had been reached on a combination.

Contacts with the Royal Bank of Scotland Group PLC, Fortis S.A./N.V. and Banco Santander Central Hispano S.A. before April 23, 2007

In February 2005, Mr. Groenink met with Sir Fred Goodwin, Group Chief Executive of the Royal Bank of Scotland Group PLC, to exchange views about various issues affecting banking in Europe.  They also discussed whether there were any opportunities for a potential combination between the two companies, but nothing further came from this initial discussion.

In the summer of 2005, Mr. Groenink and Sir Fred Goodwin corresponded in connection with ABN AMRO’s proposed acquisition of Banca Antonveneta.  On July 5, 2005, in reaction to market speculation regarding Italian bank transactions, Mr. Groenink received a letter from Sir Fred Goodwin confirming the statement of the Royal Bank of Scotland Group PLC in its 2004 full year results that it had no interest in European cross-border bank acquisitions at that time.

On October 31, 2006, Mr. Groenink received a letter from Sir Fred Goodwin regarding market speculation of a potential acquisition of ABN AMRO and seeking to arrange a time to meet with Mr. Groenink to catch up generally. Mr. Groenink responded the next day, and a meeting was scheduled for January 9, 2007.

Between January and March 2007, ABN AMRO and Banco Santander Central Hispano S.A. engaged in preliminary discussions and negotiations regarding the possible purchase by Santander of certain discrete businesses in different geographic locations that ABN AMRO offered for sale.  These preliminary discussions and negotiations between ABN AMRO and Santander did not result in the acquisition by Santander of any ABN AMRO businesses.

On January 9, 2007, Mr. Groenink met Sir Fred Goodwin in Amsterdam, and, during a wide-ranging conversation, the two discussed whether a combination of parts of ABN AMRO and certain businesses of the Royal Bank of Scotland Group PLC could be attractive.  The discussion related to the merits of combining the U.S. operations of the Royal Bank of Scotland Group PLC with ABN AMRO’s U.S. retail and commercial banking activities.  During these conversations, Mr. Groenink disclosed to Sir Fred Goodwin that ABN AMRO shareholder

Tosca Holdings had met with him to recommend that ABN AMRO merge with the Royal Bank of Scotland Group PLC.  Sir Fred Goodwin confirmed that the Royal Bank of Scotland Group PLC was not working with Tosca Holdings, or, in this regard, with any other ABN AMRO shareholder.  In this meeting Mr. Groenink stated that the US banking operations were not for sale at the time, but in case a major transaction in Europe would be considered, a sale of LaSalle to fund such a transaction would be contemplated.

The next day, Mr. Groenink received a letter from Sir Fred Goodwin thanking him for the meeting and welcoming Mr. Groenink’s thoughts in due course.

On March 8, 2007, Mr. Groenink received a telephone call from Sir Fred Goodwin, who was calling to discuss press and market speculation regarding a potential acquisition of ABN AMRO.  During that conversation, Sir Fred Goodwin confirmed to Mr. Groenink that the Royal Bank of Scotland Group PLC was not the source of such speculation and offered to put this in writing to Mr. Groenink.  At the same time, Sir Fred Goodwin also reiterated a continued interest in working with ABN AMRO to explore the opportunities that might be available by combining the U.S. operations of the Royal Bank of Scotland Group PLC with ABN AMRO’s U.S. retail and commercial banking activities.

Several days later, Mr. Groenink received a letter from Sir Fred Goodwin dated March 12, 2007 which reiterated that the Royal Bank of Scotland Group PLC was interested in exploring with ABN AMRO any opportunities which might exist in relation to the U.S. or more widely to work together to create value.  Sir Fred Goodwin also re-confirmed that the Royal Bank of Scotland Group PLC had no involvement with Tosca Holdings.

On April 12, 2007, Mr. Groenink and Mr. Martinez received a letter from the Consortium, expressing their interest in making an alternative proposal for ABN AMRO and requesting, among other things, access to the same diligence information that Barclays had received.

By letter dated April 17, 2007, ABN AMRO invited the Royal Bank of Scotland Group PLC, Fortis S.A./N.V. and Banco Santander Central Hispano S.A. to a meeting on April 23, 2007 to discuss their proposals and issued an announcement disclosing this invitation.  Several days later, ABN AMRO received a letter dated April 19, 2007 in which the Consortium accepted the invitation of Mr. Groenink and Mr. Martinez to meet to clarify their intentions and interest with respect to ABN AMRO.

On April 20, 2007, Mr. Groenink received a telephone call from Sir Fred Goodwin to discuss the Consortium’s interest in acquiring ABN AMRO.

On April 22, 2007, there was a call between Mr. Groenink and Count Maurice Lippens concerning the relationship between Fortis S.A./N.V. and ABN AMRO.

The Sale of LaSalle

As part of its regular review of strategic growth objectives, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board have repeatedly considered and discussed the future of LaSalle (which includes LaSalle Bank Corporation and its subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A.).  In the course of the mid-2006 review, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board reached the view that within the next twelve to eighteen months, LaSalle would have to either grow through an acquisition or that it should be sold (the ‘‘up or out’’ strategy).  It was decided at that time that in light of the fact LaSalle’s profitability remained good and in light of the current business cycle, there was no reason for an immediate decision in this matter.  The potential disposition of LaSalle was discussed again at the ABN AMRO Managing Board meeting on February 6, 2007.

As of December 31, 2006, LaSalle had more than $113,000 million in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a US GAAP basis.  For the year ended December 31, 2006, LaSalle, presented on the same basis, had net income of $1,035 million.

During the previous two years, Bank of America and other banks had informally approached ABN AMRO several times regarding their interest in acquiring LaSalle.  As a result of these informal approaches, both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board had analyzed a range of possible options for the sale of LaSalle and had reviewed the possible range of values that might be achieved.

A potential sale of LaSalle was discussed at an ABN AMRO Supervisory Board meeting held on April 17, 2007.  Later that evening, Bank of America informed ABN AMRO, through UBS, of its interest in acquiring LaSalle for a price of approximately $20 billion, subject to the completion of due diligence.  Bank of America entered into a confidentiality agreement with ABN AMRO on April 19, 2007.  Over the four day period ending on April 22, 2007, Bank of America completed its due diligence review of LaSalle.  Updates on the diligence and the negotiations with Bank of America were discussed at ABN AMRO Managing Board meetings on April 19, 2007 and April 20, 2007.

On April 20, 2007, Wachtell, Lipton, Rosen & Katz, counsel to Bank of America, circulated a draft purchase and sale agreement to Davis Polk & Wardwell, counsel to ABN AMRO.  On April 22, 2007, the parties agreed in principle on consideration of $21 billion, subject to adjustment, and later that day reached agreement on the final terms of the purchase and sale agreement.

The sale of LaSalle was discussed at both the ABN AMRO Managing Board and the ABN AMRO Supervisory Board meetings during the day of April 22, 2007.  In an executive session, the ABN AMRO Supervisory Board was briefed on the LaSalle Agreement by its legal advisors and on the financial aspects of the deal by its financial advisors.  Both boards also received advice of counsel that under Dutch law no shareholder vote was required to consummate the transaction.  The ABN AMRO Managing Board was also briefed on the LaSalle Agreement by its legal advisors.

Representatives from UBS delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Morgan Stanley delivered to the ABN AMRO Managing Board an oral opinion which was subsequently confirmed in writing and dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

Representatives from Lehman Brothers delivered to the ABN AMRO Managing Board an oral opinion, confirmed by delivery of a written opinion, dated April 22, 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.

On April 22, 2007, ABN AMRO Bank entered into the LaSalle Agreement with Bank of America pursuant to which ABN AMRO Bank agreed to sell LaSalle (which includes ABN AMRO’s US commercial, retail and trust banking operations and related businesses) to Bank of America for a total consideration of $21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale).  ABN AMRO will retain its global operations and, with limited exceptions, its other operations outside the US, as well as its principal broker dealer, investment advisory, wholesale banking and asset management operations in the US.

The sale of LaSalle is subject to regulatory approvals and other customary closing conditions and its completion is an offer condition of the proposed combination with Barclays.

Events after April 23, 2007

The LaSalle Agreement included a ‘‘go shop’’ provision that permitted ABN AMRO, for a period of 14 calendar days from April 22, 2007, to enter into a purchase and sale agreement for LaSalle with an alternative bidder, provided that such alternative bidder’s proposal was superior from a financial point of view to the LaSalle Agreement, for cash and not subject to a financing condition.  The ‘‘go shop’’ provision granted Bank of America a right to match any such superior proposal and provided for Bank of America to receive a $200 million termination fee if it did not match such superior proposal.

On April 25, 2007, ABN AMRO received an indicative proposal from the Consortium, to acquire ABN AMRO.  Following that date, ABN AMRO made repeated requests to the Consortium to clarify the terms of their indicative proposal.

On April 26, 2007, Vereniging van Effectenbezitters (“VEB”) filed suit in the Enterprise Chamber of the Amsterdam Court of Appeal seeking, among other things, a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders. On that date, the ABN AMRO Supervisory Board also engaged Debevoise & Plimpton LLP to provide it with independent US legal advice.

On the evening of April 26, 2007, Mr. Martinez met with Sir Fred Goodwin during which meeting Sir Fred Goodwin confirmed the seriousness of the Consortium’s interest in announcing an offer for ABN AMRO.

On April 27, 2007, ABN AMRO entered into confidentiality agreements with each members of the Consortium, and made available the same information regarding ABN AMRO as had been made available to Barclays.

On April 27, 2007, a purported class action lawsuit relating to the sale of LaSalle was filed in the New York State Supreme Court for New York County against ABN AMRO, each member of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board and Bank of America.  The lawsuit, Halpert Enterprises v. ABN AMRO Holding N.V., et al., generally alleges, among other things, that members of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board violated their fiduciary duties by, among other things, preventing a full and fair sale process for the whole of ABN AMRO.  The complaint also names Bank of America as a defendant and seeks, among other forms of relief, a declaration that the termination fee is unenforceable, a declaration that the LaSalle Agreement was entered into in breach of fiduciary duties and therefore is unlawful and unenforceable, an injunction against the consummation of the LaSalle Agreement, the imposition of a constructive trust in favor of plaintiff and the alleged class and an award of attorneys’ fees and expenses.

On April 28, 2007, ABN AMRO entered into a confidentiality agreement with the members of the Consortium, and made available the same information regarding LaSalle as had been made available to Bank of America.

Also on April 28, 2007, Mr. Martinez and Sir Tom McKillop, Chairman of the Board of Directors of the Royal Bank of Scotland Group PLC, spoke by telephone about the general situation and Sir Tom McKillop assured Mr. Martinez that the financing for the proposed offer was solidly in place.

From April 30, 2007 to May 4, 2007, representatives from the various business units of ABN AMRO and the members of the Consortium met to conduct due diligence, including business overviews and an examination of ABN AMRO’s organizational structure.

On May 1, 2007, Mr. Martinez spoke again by telephone with Sir Tom McKillop during which call Mr. Martinez urged the Consortium to announce their bid as soon as possible and assured Sir Tom McKillop that the ABN AMRO Supervisory Board would, within the context of its contractual obligations, run a process that ensured a level playing field between the two proposed offers.

On May 2, 2007, Wilco G. Jiskoot, and Hugh Scott-Barrett, both members of the Managing Board of ABN AMRO, assisted by representatives of UBS and Morgan Stanley, met with Sir Fred Goodwin, Guy Whittaker, Group Finance Director of the Royal Bank of Scotland PLC, Lex Kloosterman, Chief Strategy Officer of Fortis S.A./N.V., and Luis de Mora Gil-Gallardo, Head of Corporate Development of Banco Santander Central Hispano S.A., together with Henrietta Baldock of Merrill Lynch, to clarify certain aspects of the Consortium’s proposals.

On May 3, 2007, the Enterprise Chamber of the Amsterdam Court of Appeal granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders.

On May 4, 2007, Bank of America filed a lawsuit in the United States District Court of the Southern District of New York against ABN AMRO.  The lawsuit, Bank of America Corporation v. ABN AMRO BANK N.V. and ABN AMRO Holding N.V., generally alleges, among other things, that ABN AMRO Bank breached its representation in the LaSalle Agreement that no shareholder vote was necessary regarding the sale of LaSalle.  The complaint seeks injunctive relief that ABN AMRO Bank be precluded from negotiating for the sale of LaSalle except as provided for in the ‘‘go shop’’ provision of the LaSalle Agreement, an order of specific performance for the delivery of LaSalle to Bank of America and unspecified money damages.

On the evening of May 4, 2007, Mr. Groenink and Mr. Martinez had a dinner meeting with Count Maurice Lippens, Chairman of the Fortis S.A./N.V. Board of Directors, and Jean-Paul Votron, Chief Executive Officer of Fortis, during which they discussed the Consortium’s interest in acquiring ABN AMRO.

On May 5, 2007, ABN AMRO received an acquisition proposal from the Consortium, to purchase LaSalle for $24.5 billion.  This proposal was conditional on the purchase by the Consortium of ABN AMRO for an indicative price of €38.40 per ABN AMRO ordinary share and a number of other conditions.  The considered view of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, having received advice from their respective financial and legal advisors, was that the Consortium’s acquisition proposal for LaSalle did not constitute an alternative proposal that was superior from a financial point of view to the LaSalle Agreement.  This conclusion was principally based on the fact that the Consortium’s proposal for LaSalle was dependent on the success of a potential offer to be made for ABN AMRO and the various conditions and uncertainties attached to that potential offer.  In particular, fundamental aspects of the potential offer for ABN AMRO, including with respect to financing, required regulatory notifications, tax clearances, the proposed material adverse change condition, required shareholder approvals and the pro forma financial impact upon each of the Royal Bank of Scotland Group PLC, Fortis N.V., Fortis SA./NV and Banco Santander Central Hispano S.A., remained unclear despite repeated requests for clarification since April 25, 2007, the date on which ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO.  Prior to making their determination on May 6, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board sent a detailed information request letter seeking clarification and evidence on various aspects of the Consortium’s potential offer for ABN AMRO which had first been requested on April 25, 2007, but the requested information was not provided.  Without details about the Consortium’s financing and the pro forma financial impact on each of the Royal Bank of Scotland Group PLC, Fortis N.V. and Fortis SA/NV and Banco Santander Central Hispano S.A., the ABN AMRO Supervisory Board and the ABN AMRO Managing Board were unable to assess the likelihood that any separate shareholder vote required by the Royal Bank of Scotland Group PLC, Fortis N.V. and Fortis SA/NV and Banco Santander Central Hispano S.A. would be successful, and therefore whether or not the potential offer to acquire ABN AMRO had a reasonable likelihood of consummation.

The 14-day ‘‘go shop’’ period expired at 11:59 pm New York time on May 6, 2007, and no alternative agreement was entered into prior to that time.  Two other parties had signed confidentiality agreements and certain due diligence information had been provided to them but ultimately neither submitted a bid for LaSalle.

On May 15, 2007, ABN AMRO filed an appeal in the Supreme Court of The Netherlands requesting that the Supreme Court nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007 which granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders.  Bank of America filed an appeal seeking similar relief with the Supreme Court of The Netherlands also on May 15, 2007, as did Barclays.

On May 17, 2007, two ABN AMRO shareholders filed a lawsuit against Bank of America in the United States District Court of the Southern District of New York.  The lawsuit, Sadowsky v. Bank of America Corporation, generally alleges, among other things, that Bank of America entered into the LaSalle Agreement with knowledge that it was a defensive mechanism designed to foreclose alternative proposals to purchase ABN AMRO and that Bank of America’s lawsuit against ABN AMRO was filed in breach of the LaSalle Agreement.  The complaint seeks rescission of the LaSalle Agreement, an injunction preventing Bank of America from enforcing the LaSalle Agreement, including the termination fee provisions therein, unspecified money damages and an award of attorneys’ fees and expenses.

On May 23, 2007, Barclays and ABN AMRO announced that they were making progress with the key regulatory filings required to proceed with the combination and expected to disseminate offer documentation in July 2007.

On May 29, 2007, the Consortium, announced a proposed offer for ABN AMRO.

On May 30, 2007, ABN AMRO announced publicly that the ABN AMRO Supervisory Board had formed a Transaction Committee, formed of the same members as the previously existing ad hoc committee (Mr. Martinez, Mr. Olijslager and Mr. van den Bergh) which would liaise with the ABN AMRO Managing Board and key staff and advisors of ABN AMRO on all matters with respect to the Barclays Offer and with respect to the Consortium Offer.  The Transaction Committee will operate in all respects so as to enable the ABN AMRO Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisors the appropriate decisions with due consideration of the interests of ABN AMRO and its stakeholders.

On June 7, 2007, Mr. Votron spoke with Mr. Jiskoot, regarding valuation issues with respect to the Consortium’s proposed offer and the role of ABN AMRO’s Transaction Committee.

On June 11, 2007, at the joint request of Bank of America and ABN AMRO, the United States District Court for the Southern District of New York adjourned the initial conference in the lawsuit filed by Bank of America against ABN AMRO until July 27, 2007 in view of the pendency of the appeals filed by ABN AMRO and Bank of America to the Dutch Supreme Court from the decision of the Enterprise Chamber of the Amsterdam Court of Appeal dated May 3, 2007.

On June 12, 2007, Barclays announced publicly that, in collaboration with ABN AMRO, it had made substantially all of the pre-acquisition competition and regulatory filings required to proceed with the proposed combination and expected to publish the offer documentation in July 2007.

On June 12, 2007, Barclays also announced publicly that it had filed the draft documentation in relation to the exchange offer with regulators in The Netherlands, the United Kingdom and the United States of America (including the draft registration statement on Form F-4 containing the preliminary version of the Offer Document/Prospectus).

On June 12, 2007, Mr. Groenink and Sir Fred Goodwin met in Amsterdam to further discuss the terms of the proposal by the Consortium.

On June 13, 2007, Mr. Jiskoot, together with representatives of UBS and Morgan Stanley, met with Mr. Whittaker, Gilbert Mittler, of Fortis S.A./N.V. and Jose Antonio Alvarez, of Banco Santander Central Hispano S.A., together with a representative of Merrill Lynch, to clarify the Consortium’s proposed offer for ABN AMRO with the understanding that ABN AMRO would not consider or facilitate any offer that did not preserve the rights and obligations under the LaSalle Agreement.

On June 26, 2007, the Advocate General to the Supreme Court of The Netherlands published a recommendation to the Supreme Court to nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007.  This recommendation was independent legal advice issued to the Supreme Court.

On June 28, 2007, four trade unions joined the investigation proceedings initiated on April 26, 2007 by VEB at the Enterprise Chamber of the Amsterdam Court of Appeal.  The trade unions have put forward certain additional objections and requested that the Enterprise Chamber of the Amsterdam Court of Appeal order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 4, 2007, Mr. Votron and Mr. Jiskoot met to discuss the merits of the Consortium’s proposed offer, valuation issues and the impact of a transaction between the Consortium and ABN AMRO on clients and others.

On July 9, 2007, ABN AMRO filed a statement of defense in response to the request of VEB to order an investigation into certain affairs of ABN AMRO in respect of the offer process.

On July 10, 2007, VEB requested that the Enterprise Chamber of the Amsterdam Court of Appeal, in the context of the investigation proceedings initiated by it on April 26, 2007, appoint three independent members of the ABN AMRO Supervisory Board.  The request was revoked prior to the hearing, which was then cancelled.

Also on July 10, 2007, as a follow-up to the meetings on June 13, 2007, Mr. Groenink wrote to Sir Fred Goodwin and, referring to interim discussions between advisors regarding the possible division of the Dutch operations between RBS and Fortis, clarified certain facts relating to the organization of those operations and the related financial implications and indicated further important information could be shared in the interests of clarification.  In this letter, Mr. Groenink also expressed his concerns about figures used by the Consortium in relation to ABN AMRO wholesale business.  On July 11, 2007, Sir Fred Goodwin responded with a letter requesting such information and expressing willingness to schedule a further meeting.

On July 13, 2007, the Supreme Court of the Netherlands upheld the appeals filed by ABN AMRO, Bank of America and Barclays on May 15, 2007 against the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on May 3, 2007.  The Supreme Court nullified the decision of the Enterprise Chamber of the Amsterdam Court of Appeal and irrevocably dismissed the request of VEB for a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s shareholders.

On the same day, Mr. Groenink called Sir Fred Goodwin to seek clarification of the Consortium’s position following the Supreme Court’s ruling.  Sir Fred Goodwin confirmed that the Consortium would clarify its position shortly.  During a subsequent telephone conversation, Sir Fred Goodwin advised Mr. Martinez that the Consortium intended to make a revised offer which would be materially higher than Barclays’ proposed offer and that it would be a condition of that revised offer that ABN AMRO did not make any further disposals of a material part of its business or assets.  Mr. Martinez confirmed that ABN AMRO would treat any revised offer by the Consortium for ABN AMRO, without LaSalle, on a level playing field with Barclays’ proposed offer.  There was a subsequent follow up call between Mr. Groenink and Sir Fred Goodwin.

Later that day, the Consortium wrote to Mr. Martinez and Mr. Groenink confirming that they intended to bid for ABN AMRO, that their bid would be conditional, amongst other things, upon there being no further disposals by ABN AMRO of a material part of its business or assets, and that it remained the Consortium’s preference to work with the ABN AMRO Boards to secure their recommendation for the Consortium’s proposals.  The Consortium also issued a press release confirming their intention to proceed with a revised bid for ABN AMRO excluding LaSalle.

On July 15, 2007, during separate telephone conversations with each of Mr. Martinez and Mr. Groenink, Sir Fred Goodwin confirmed that the Consortium would be making a revised proposed offer at €38.40 per ABN AMRO ordinary share.  Mr. Martinez and Mr. Groenink, each reconfirmed that this revised proposed offer would be treated on a level playing field with Barclays’ proposed offer and that ABN AMRO had no intention of making any major assets disposals at the current time.

On July 16, 2007, the Consortium announced its intention to make an offer to acquire ABN AMRO for approximately $98 billion, through a combination of cash and newly issued shares of RBS.

Also on that day and further to the correspondence between Mr. Groenink and Sir Fred Goodwin on July 10 and 11, 2007, representatives of RBS and Fortis met with ABN AMRO representatives to discuss and share limited historical management accounting information for periods in 2005 and 2006 relating to ABN AMRO’s business units.

On the evening of July 18, 2007, Mr. Varley informed Mr. Groenink that the AFM had granted Barclays an extension so that an announcement of its formal offer documentation being available could be made on or before August 6, 2007.  Mr. Varley also informed Mr. Groenink that Barclays was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer.

On the same day, during telephone conversations between Mr. Groenink and Sir Fred Goodwin, Mr. Groenink confirmed that the Consortium’s revised proposed offer would be assessed in a fair and transparent manner and that ABN AMRO had no intention of making any major asset disposals at that time.

On July 19, 2007, Barclays announced it was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer but that no decision had yet been taken.

On the evening of July 19, 2007, during a telephone conversation between Mr. Groenink and Mr. Varley, Mr. Varley outlined further details about the revised offer for ABN AMRO that Barclays was considering.

On July 20, 2007, the Central Works Council of ABN AMRO provided positive advice in respect of the proposed combination with Barclays.

On the evening of July 20, 2007, ABN AMRO received a letter from Barclays outlining the terms and conditions of its revised offer for ABN AMRO.

On July 21 and 22, 2007, representatives of ABN AMRO and Barclays discussed and agreed the provisions of an amendment to the Merger Protocol dated April 23, 2007, to accommodate ABN AMRO review of the revised proposal from Barclays and to facilitate Barclays public announcement of its revised proposal on 23 July 2007.

On July 23, 2007, Barclays announced the revised terms of its offer for ABN AMRO.

On July 24, 2007, Mr. Groenink wrote to Sir Fred Goodwin inviting the Consortium to make a presentation about its offer on July 25, 2007.  On the same day, Sir Fred Goodwin declined the invitation, stating that it would not be feasible to have the presentation the next day, but suggesting that the parties find another date for such a presentation.

On July 25, 2007, Mr. Varley sent a letter to Mr. Groenink and Mr. Martinez to restate the key points underlying Barclays revised proposal and why the ABN AMRO Boards should continue to recommend this proposed exchanged offer to ABN AMRO shareholders.

Also on July 25, 2007, Mr. Martinez called Sir Fred Goodwin noting that the ABN AMRO Supervisory Board would be meeting on July 26 and July 27, 2007 and asking if Sir Fred Goodwin had any message or information that he would like to have passed on to the ABN AMRO Supervisory Board.  Sir Fred Goodwin responded that all of the relevant information had been previously communicated or was in the offer.

On July 26, 2007, Barclays filed with the SEC an amendment to its draft registration statement on Form F-4 containing a revised draft of its offer document/prospectus.

On the morning of July 26, 2007, the ABN AMRO Managing Board met to consider the revised terms of the Barclays proposed exchange offer and the terms of the Consortium Offer.

Later on the same day, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board held a joint meeting to discuss the two competing proposals and received a combined presentation from members of the ABN AMRO Managing Board, outside legal counsel and financial advisors and members of the management, followed by a Q&A session.

On the evening of July 26, 2007, Mr. Varley made a presentation to the ABN AMRO Supervisory Board and Mr. Groenink.

During the course of the day on July 27, 2007, the ABN AMRO Managing Board and the ABN AMRO Supervisory Board met throughout the day both together and separately, in executive sessions and with outside legal counsels and financial advisors.  As a result of these meetings, each of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their fiduciary duties resolved to make the statement contained in the press release issued on July 30, 2007 and also reflected in Item 4 below (see “—Reasons for the Recommendation”).

On the evening of July 27, 2007, Mr. Groenink and Mr. Varley agreed in principle that neither ABN AMRO, nor Barclays, wished to terminate the Merger Protocol and/or to claim payment, at that time, of the break fees contemplated therein.

On July 27, 2007, the lawsuit filed in the United States District Court of the Southern District of New York against ABN AMRO by Bank of America on May 4, 2007, was dismissed without prejudice.

During the course of the day on July 28, and July 29, representatives of ABN AMRO and Barclays, and their respective advisors, worked on the second amendment to the Merger Protocol, dated July 30, 2007.

On July 31, 2007, Mr. Groenink was quoted by the Wall Street Journal as having said that “We continue to support the Barclays offer because we believe overall it is to the benefit of shareholders and stakeholders”. This quotation is based on a press conference and was taken out of context.  Immediately thereafter, Mr. Groenink expressly said that the ABN AMRO Board recognized that the value to the shareholders of the Barclays Offer was inferior to what the Consortium was offering and that therefore, at this point, the Board could not recommend the Barclays Offer to shareholders.  This message, which was part of an extended discussion on the level playing field and the requirements of Dutch law was intended to be, and when read in its full context was, in line with the position of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, as reflected in the July 30, 2007 press release, that “notwithstanding their support of the strategic benefits of the combination with Barclays, they are not currently in a position to recommend either the Consortium Offer or the Barclays Offer for acceptance to ABN AMRO shareholders” (see “—Reasons for the Recommendation” below).

On August 2, 2007, a hearing will was held at the Enterprise Chamber of the Amsterdam Court of Appeal in respect of the requests of VEB and four trade unions to order an investigation into certain affairs of ABN AMRO in respect of the offer process.  In relation thereto, ABN AMRO has committed to continue to update investors in accordance with all applicable laws and regulations.

On August 3, 2007 ABN AMRO filed an amendment to its Form 20-F.

On August 3, 2007, Barclays filed with the SEC the third amendment to its draft Registration Statement on Form F-4 containing a revised draft of its offer document/prospectus, followed, after discussions with the SEC on August 3, 2007 by the filing of the fourth amendment.  At 5:30 pm Eastern Standard Time on August 3, 2007, the Barclays Form F-4 was declared effective by the SEC.

On August 3, 2007, Mr. Groenink was reported by the Het Financiale Dagblad, a Dutch financial newspaper, to have recommended Fortis shareholders vote against the rights issue contemplated by Fortis.  He was quoted as having said “Shareholders would do well to vote against the takeover. If it goes ahead the Fortis share price will fall further”.  Mr. Groenink’s position is that he was misquoted.

On August 3, 2007, Mr. Martinez received a call from Sir Fred Goodwin who expressed his concern with respect to the press reports about Mr. Groenink’s purported comments on the Fortis shareholders vote and raised questions about whether such comments were meant to question the existence of a real level playing field.  Mr. Martinez reaffirmed the position of the ABN AMRO Supervisory Board to maintain a level playing field and his belief that Mr. Groenink had been misquoted.  Later on the same day, Mr. Martinez conveyed the same message during a telephone conversation with Sir Tom McKillop.

On August 4, 2007, Mr. Jiskoot called Mr. Votron to discuss the media reports about the Fortis shareholder vote.  Also on August 4, 2007, Mr. Martinez and Sir Fred Goodwin had a separate telephone conversation during which they agreed that ABN AMRO and the Consortium should issue a joint statement about the fact that Mr. Groenink had been misquoted and to acknowledge  on the part of both the Consortium and the ABN AMRO Supervisory and Managing Boards that a level playing field was being maintained.

On the afternoon of August 5, 2007, ABN AMRO and the Consortium issued a joint press-release in which the Consortium accepted the assurances by ABN AMRO that Mr. Groenink was misquoted as having given advice how to vote to Fortis shareholders and ABN AMRO and the Consortium confirmed that there was no dispute about the profitability of the Business Unit The Netherlands.  ABN AMRO and the Consortium further announced that they had agreed to continue the constructive dialogue to resolve any outstanding questions regarding the Consortium Offer, and to maintain a level playing field.

On August 6, 2007 Barclays launched the Barclays Offer in the Netherlands, the United Kingdom, the United States and certain other jurisdictions.

Also on August 6, 2007, the Consortium Offer was approved by the Fortis shareholders.

During the week of August 6, 2007, ABN AMRO’s financial advisors had several telephone conversations with financial advisors to the Consortium and on August 9, 2007 business principals from the members of the Consortium along with their financial advisors and business principals from ABN AMRO along with their financial advisors met in London at a meeting where various diligence and business information was discussed and in which it was agreed that further discussions would take place.

Reasons for the Recommendation

Reasoned Opinion (gemotiveerde standpuntbepaling) from the ABN AMRO Boards

The ABN AMRO Supervisory and the ABN AMRO Managing Board (the “ABN AMRO Boards”), in their respective meetings on July 26 and 27, 2007, discussed the Consortium Offer and the proposed Barclays offer (the “Barclays Offer”, together with the Consortium Offer, the “Offers”, and each of the Offers, an “Offer”) with a view to coming to a reasoned position on both Offers taking into account the best interest of ABN AMRO’s shareholders and other stakeholders. In doing so, the ABN AMRO Boards assessed each Offer in the context of the following elements:

1.	Interest of shareholders and other stakeholders:

•
Shareholders: the current value of the Offers, the mix of consideration, the degree of sensitivity, as appropriate, of the value of the offers to the offerors’ share prices, proposed synergies and ABN AMRO’s strategic vision;

•	Employees: career opportunities, commitments, any proposed gross and net redundancies and the formal advice and opinions of, as well as views expressed by, employee representative bodies;

•	Customers: service quality and continuity with regard to product offerings and business model;

•	Creditors: financial strength and long-term ratings of the ongoing businesses.

The ABN AMRO Boards would anticipate that the De Nederlandsche Bank (“DNB”) and other regulators, in performing their roles and making their final determinations, will discipline and monitor both offerors in the best interest of customers, creditors, the financial system and society at large.

2.	Risks associated with each proposed transaction:

•
Execution risks, including the likelihood and timing of regulatory and shareholder approvals, the wording of the “Material Adverse Change” clause and other pre-offer and offer conditions or fiduciary outs of each offer;

•	Post–acquisition risks: where relevant, break-up and integration risks, capital adequacy and funding, legal and compliance risks and business integrity risks.

3.	Corporate Governance:

•	Where relevant, Headquarter location, Board structure and representation, likely distribution of senior and middle management positions.

•	Barclays Offer

Barclays announced on July 23, 2007 the proposed revised terms of the Barclays of its Offer.  Barclays expects to launch such Offer as soon as practicable, subject to, inter alia, regulatory approval for the Barclays Offer to be made.

The revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The value of this Offer, however, remains highly dependent on the share price performance of Barclays.

The ABN AMRO Boards note that the proposed merger with Barclays is consistent with ABN AMRO’s previously articulated strategic vision. In addition, the strategic cooperation with China Development Bank should further enhance the growth opportunities of a potential combined Barclays/ABN AMRO group in the attractive Asian market and could result in creation of additional longer-term value for ABN AMRO shareholders.

The proposed transaction with Barclays is understood to be well on track to receive the required regulatory approvals and generally has acceptable and manageable post-acquisition risks.

The ABN AMRO Boards also took into account the positive opinion of the European Staff Council and the positive advice of the Central Works Council in respect of the proposed combination with Barclays received by ABN AMRO as part of the consultation process. The ABN AMRO Boards also noted the commitments made to employees and trade unions in respect of employee’s rights and respecting of existing agreements.

The approval of the shareholders of Barclays is still outstanding and is currently expected at the earliest mid-September 2007.  The outcome of that vote remains uncertain at this stage.

As at market close on July 27, 2007, the Barclays Offer was at a 1.0% discount to the ABN AMRO market price and at an 8.8% discount to the see-through value of the Consortium Offer.1

The ABN AMRO Boards are therefore, notwithstanding their support of the strategic benefits of the combination with Barclays, not currently in a position to recommend from a financial point of view the Barclays Offer for acceptance to ABN AMRO shareholders.

•	Consortium Offer

The Consortium formally launched its Offer on July 21, 2007.  The tender offer period, if not extended, is expected to end on October 5, 2007.

The current value of the Consortium Offer, with its high cash component, is attractive to ABN AMRO shareholders.  As at the market close on July 27, 2007, the Consortium Offer was at a premium of 8.5% to the ABN AMRO market price and of 9.6% to the Barclays Offer’s implied value.2

The ABN AMRO Boards welcome the efforts made by the Consortium in establishing a dialogue with the ABN AMRO employee representative bodies and the commitments made to ABN AMRO employees with respect to redundancy procedures.

1 As of the European market close on August 10, 2007, the Barclays Offer was at a 1.7% discount to the ABN AMRO market price and at a 12.6% discount to the see-through value of the Consortium Offer.*
2 As of the European market close on August 10, 2007, the Consortium Offer was at a premium of 12.4% to the ABN AMRO market price and of 14.4% to the Barclays Offer’s implied value.*

* Percentages have been determined using the exchange rate of GBP 1.00 = EUR 1.4810, as published by the Financial Times on August 10, 2007.

The ABN AMRO Boards have identified a number of significant risks to the Consortium Offer:

1.
Whereas sources of integration risks are broadly similar to those identified for the Barclays Offer, the ABN AMRO Boards have significant unresolved questions about the proposed break-up of ABN AMRO and the proposed methodology of the Consortium to implement such a break-up (as also explained to the Consortium on May 5, 2007 and included in our press release dated May 14, 2007);

2.
Whereas Santander shareholders have already approved the proposed transaction, approvals of the shareholders of Fortis and RBS are still outstanding and expected at the earliest on, respectively, August 6 and August 10.  The outcome of those votes remains uncertain at this stage;

3.
The approval of the proposed transaction by the Ministry of Finance and the views of the Dutch Central Bank in this respect remain uncertain, including as to timing and associated conditions of any such approval, particularly in view of the proposed break-up;

4.	The broadly defined “Material Adverse Change” clause as it is currently worded in the Consortium Offer is more onerous and uncertain than the proposed equivalent Barclays clause.

Taking the above factors into account, the ABN AMRO Boards are not currently in a position to recommend the Consortium Offer for acceptance to ABN AMRO shareholders.

•	Conclusion

In light of the above, the ABN AMRO Boards are not currently in a position to recommend either Offer for acceptance to ABN AMRO shareholders.  ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the Offers and with a view to optimizing the attractive alternatives available to ABN AMRO’s shareholders.

The ABN AMRO Boards note  the approval of the Consortium Offer by the Fortis shareholders and the RBS shareholders.  The ABN AMRO Boards have not changed the conclusion they  reached on July 26 and 27, 2007 and will continue to engage with both parties as described above.  Depending on further developments, the ABN AMRO Boards may  re-evaluate their position and will inform the ABN AMRO shareholders accordingly.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

As outlined above in “Item 4. The Solicitation or Recommendation—Background to the Proposed Offers—Discussions between ABN AMRO and Barclays”, the Managing Board of ABN AMRO engaged four external financial advisors, Morgan Stanley, UBS, Lehman Brothers and Rothschild, due to the significance of the transaction to ABN AMRO and the familiarity of each of the advisors with ABN AMRO and its business.  It also used the services of ABN AMRO Corporate Finance and ABN AMRO Hoare Govett.  The Supervisory Board of ABN AMRO engaged Goldman Sachs as its external financial advisor.

Morgan Stanley & Co. Limited

Under the terms of its engagement letter with Morgan Stanley, ABN AMRO agreed to pay Morgan Stanley a transaction fee of approximately €39.0 million if a combination transaction occurs on or prior to December 31, 2007 and €50.7 million if the combined transaction occurs after December 31, 2007.  If a combination transaction has not been completed by March 31, 2008 and there is no reasonable prospect that a combination transaction can complete, the transaction fee shall be €12.5 million.  In addition, ABN AMRO agreed to pay Morgan Stanley a flat fee of  €2.0 million in connection with the sale of LaSalle.  ABN AMRO has also agreed to reimburse Morgan Stanley for certain expenses incurred in performing its services.  In addition, ABN AMRO has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, related to or arising out of Morgan Stanley’s engagement.

In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of ABN AMRO or any other company or any currency that may be involved in the transaction.  In the past, Morgan Stanley and its affiliates have provided financial advisory and  financing services, including engaging in transactions concerning securities and other instruments, to ABN AMRO and certain of its affiliates unrelated to the transaction, for which services Morgan Stanley and its affiliates have received compensation, including the receipt of underwriting fees related to the issue of commercial mortgage backed securities with respect to LaSalle Bank in the aggregate amount of $7.5 million.  Except for such underwriting fees and the remuneration payable by ABN AMRO to Morgan Stanley in connection with the transaction and the sale of LaSalle (as described in the paragraph above), Morgan Stanley and its affiliates have not had any material engagements with ABN AMRO and its affiliates within the past two years for which Morgan Stanley or its affiliates have received remuneration.

UBS Limited

Under the terms of its engagement letter with UBS, ABN AMRO agreed to pay UBS a transaction fee of approximately €39.0 million if a combination transaction occurs on or prior to December 31, 2007 and €50.7 million if the combined transaction occurs after December 31, 2007.  If a combination transaction has not completed by March 31, 2008 and there is no reasonable prospect that a combination transaction can complete, the transaction fee shall be €12.5 million.  In addition, ABN AMRO has agreed to reimburse UBS for its expenses, including fees, disbursements and other reasonable charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under U.S. federal securities laws, relating to, or arising out of, its engagement.

UBS and its affiliates in the past have provided services to ABN AMRO and certain of its affiliates, unrelated to the transaction, for which services UBS and its affiliates have received compensation, including having acted as financial advisor to ABN AMRO in its sale of LaSalle, financial advisor to ABN AMRO in connection with its disposal of Bouwfonds to Rabobank and SNS REAAL in December 2006; financial advisor to ABN AMRO Asset Management in the restructuring of its China Joint Venture Fund Management Company in May 2006; financial advisor to ABN AMRO in the disposal of its US mutual fund business in April 2006; counterparty to a structured transaction on behalf of LaSalle in February 2007; and performing certain asset management activities for ABN AMRO.  The aggregate compensation received by UBS and its affiliates in connection with the above transactions was approximately €14.6 million.  Additionally, in September 2006, UBS AG purchased ABN AMRO’s Global Futures and Options Business for a cash consideration of $386 million plus net tangible assets.  UBS and its affiliates regularly engage in transactions concerning securities and other instruments with ABN AMRO and certain of its affiliates, for which, or in which, UBS and its affiliates have received or may receive compensation.  In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of ABN AMRO, and, accordingly, may at any time hold a long or short position in such securities.

Goldman Sachs International

Pursuant to an agreement dated April 16, 2007, ABN AMRO agreed to pay Goldman Sachs a fee of €4.0 million payable upon delivery of the opinion referred to above (see “Item 4. The Solicitation or Recommendation— Background to the Proposed Offers”).  In addition, pursuant to an agreement dated May 5, 2007, ABN AMRO agreed to pay Goldman Sachs a fee of €15.0 million payable upon the earlier of the proposed Barclays exchange offer or a substitute transaction becoming unconditional or withdrawn.  In addition, ABN AMRO has agreed to reimburse Goldman Sachs’ expenses and indemnify Goldman Sachs against certain liabilities arising out of its engagement.  Further, Goldman Sachs shall receive €2.0 million per opinion for any further opinion delivered.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate or other purposes.  In addition, Goldman Sachs has provided certain investment banking services to ABN AMRO from time to time and may do so in the future.  In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.  The investment banking business of Goldman Sachs has not had any material engagements with ABN AMRO and its affiliates within the past two years for which it has received remuneration.  During the past two years, Goldman Sachs and its affiliates have received aggregate fees from ABN AMRO and its affiliates for services unrelated to the transaction of approximately $13.0 million.

Goldman Sachs and certain of its affiliates are full service securities firms engaged, either directly or through their respective affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals.  In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to ABN AMRO and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of ABN AMRO for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Lehman Brothers

Under the terms of its engagement letter with Lehman Brothers, ABN AMRO agreed to pay Lehman Brothers a flat fee of €1.0 million, a fee of €9.0 million payable upon announcement of the terms of the Barclays exchange offer and a further €10.0 million upon the completion of that transaction or of another transaction recommended by the ABN AMRO Managing and Supervisory Boards, provided that such events occur during the term of Lehman Brothers’ engagement or within 12 months of the termination of the agreement by Lehman Brothers with cause or by ABN AMRO without cause.  Furthermore, Lehman Brothers was engaged by the Managing Board of ABN AMRO to render a fairness opinion to the Managing Board of ABN AMRO in respect of the sale by ABN AMRO of LaSalle.  ABN AMRO agreed to pay Lehman Brothers a flat fee of US $2.0 million in connection with the sale of LaSalle.  ABN AMRO has agreed to reimburse Lehman Brothers for certain of its expenses incurred in performing its services, including fees, disbursements and other reasonable charges of counsel, and to indemnify Lehman Brothers and its affiliates, against certain liabilities arising out of the engagement.

Lehman Brothers is a full service securities firms engaged, either directly or through its affiliates, in securities trading, investment management, financial planning, risk management, hedging, financing and brokerage activities, investment banking activities for both companies and individuals and private equity.  In the ordinary course of these activities, Lehman Brothers and its affiliates may provide such services to ABN AMRO and its respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of ABN AMRO for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In the past Lehman Brothers and its affiliates have undertaken several services, including investment banking, brokerage, asset management and private banking services, for ABN AMRO and certain of its affiliates, unrelated to the proposed exchange offer, for which services Lehman Brothers has received compensation.  In addition to

Lehman Brothers’ involvement in the proposed exchange offer by Barclays for ABN AMRO ordinary shares and ABN AMRO ADSs and the intended sale of LaSalle to Bank of America, Lehman Brothers acted as financial advisor to ABN AMRO in connection with its the acquisition of Banca Antonveneta, the sale by ABN AMRO of its US mortgage activities and the offering of ordinary shares by ABN AMRO to partially finance the acquisition of Banca Antonveneta.  The aggregate remuneration of the aforementioned activities totaled approximately €66 million over the past two years.

NM Rothschild & Sons

Pursuant to an agreement dated April 19, 2007, ABN AMRO agreed to pay Rothschild a flat fee of €1.0 million, a fee of €9.0 million payable upon announcement of the terms of the Barclays exchange offer and a further €10.0 million upon the completion of that transaction or of another transaction recommended by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board, provided that such events occur during the term of Rothschild’s engagement or within 12 months of the termination of the agreement by Rothschild with cause or by ABN AMRO without cause.  ABN AMRO has agreed to reimburse Rothschild’s expenses and indemnify Rothschild against certain liabilities arising out of the engagement.

Rothschild and certain of its affiliates are full service securities firms engaged, either directly or through their respective affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals.  In the ordinary course of these activities, Rothschild and its affiliates may provide such services to ABN AMRO and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of ABN AMRO for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. In addition, David Baron de Rothschild, a member of the ABN AMRO Supervisory Board, also serves in a number of managing and supervisory capacities at various Rothschild companies, including NM Rothschild & Sons.

During the past two years Rothschild Group and its affiliated businesses (including its participation in the ABN AMRO Rothschild joint venture) have undertaken predominantly investment banking activities for ABN AMRO. During this period, in addition to Rothschild's involvement in the proposed exchange offer by Barclays for ABN AMRO ordinary shares and ABN AMRO ADSs, Rothschild advised ABN AMRO on the following significant transactions (i) the acquisition of Banca Antonveneta by ABN AMRO, and (ii) ABN AMRO Capital's sale of Röntgen Technische Dienst.  During the past two years, Rothschild Group and its affiliated businesses have received aggregate fees from ABN AMRO and its affiliates for services unrelated to the transaction of approximately €21 million.

Item 6.  Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in shares have been effected during the period from June 8, 2007 through August 6, 2007 by ABN AMRO or, to the knowledge of ABN AMRO, any executive officer, director, affiliate or subsidiary of ABN AMRO.

Share Buy-Back Program

On February 8, 2007, ABN AMRO announced a share buy-back program of €1 billion in addition to the neutralization of the 2006 final stock dividend.  See “—Dividend” below.  As and from the interim dividend for 2007, all dividend payments will be in cash.

The share buy-back program of €1 billion started on February 12, 2007 and ABN AMRO announced on June 15, 2007 that the program has been completed.  A total number of 31,646,434 shares were bought at an average price of €31.60.

The repurchases of shares during the period from June 8, 2007 through August 6, 2007 by ABN AMRO listed in the table below refer to repurchases under both the share buy-back program of €1 billion and the neutralization of the 2006 final stock dividend.

Date	Number of Shares	Price Per Share	Total Purchase Price
June 8 2007	250,000	35.20856	8,802,140.00
June 8 2007	51,137	35	1,789,795.00
June 8 2007	37,500	35.13	1,317,375.00
June 11 2007	250,000	35.3208	8,830,200.00
June 11 2007	51,137	35	1,789,795.00
June 11 2007	37,500	35.13	1,317,375.00
June 12 2007	250,000	35.1899	8,797,475.00
June 12 2007	75,000	35.13	2,634,750.00
June 12 2007	51,137	35	1,789,795.00
June 13 2007	250,000	35.3316	8,832,900.00
June 13 2007	37,500	35.13	1,317,375.00
June 13 2007	51,137	35	1,789,795.00
June 14 2007	250,000	35.5487	8,887,175.00
June 14 2007	51,137	35	1,789,795.00
June 14 2007	37,500	35.13	1,317,375.00
June 15 2007	200,000	35.711	7,142,200.00
June 15 2007	51,137	35	1,789,795.00
June 15 2007	37,500	35.13	1,317,375.00
June 18 2007	200,000	35.7189	7,143,780.00
June 18 2007	51,137	35	1,789,795.00
June 18 2007	37,500	35.13	1,317,375.00
June 19 2007	200,000	35.644	7,128,800.00
June 19 2007	51,137	35	1,789,795.00
June 19 2007	37,500	35.13	1,317,375.00
June 20 2007	51,137	35	1,789,795.00
June 20 2007	37,500	35.13	1,317,375.00
June 21 2007	51,137	35	1,789,795.00
June 21 2007	37,500	35.13	1,317,375.00
June 22 2007	126,136	35.077	(4,424,545.00)
June 25 2007	177,274	35.055	(6,214,340.00)
June 26 2007	177,274	35.055	(6,214,340.00)
June 27 2007	177,274	35.055	(6,214,340.00)
June 28 2007	177,274	35.055	(6,214,340.00)
June 29 2007	177,274	35.055	(6,214,340.00)
July 2 2007	75,000	35.13	(2,634,750.00)
July 2 2007	102,274	35	(3,579,590.00)
July 2 2007	300,000	34.032	(10,209,600.00)
July 3 2007	75,000	35.13	(2,634,750.00)
July 3 2007	102,274	35	(3,579,590.00)
July 3 2007	300,000	34.0484	(10,214,520.00)

Date	Number of Shares	Price Per share	Total Purchase Price
July 4 2007	75,000	35.13	(2,634,750.00)
July 4 2007	102,274	35	(3,579,590.00)
July 4 2007	400,000	34.3026	(13,721,040.00)
July 5 2007	75,000	35.13	(2,634,750.00)
July 5 2007	102,274	35	(3,579,590.00)
July 5 2007	200,000	34.5295	(6,905,900.00)
July 6 2007	75,000	35.13	(2,634,750.00)
July 6 2007	102,274	35	(3,579,590.00)
July 6 2007	200,000	34.7152	(6,943,040.00)
July 9 2007	75,000	35.13	(2,634,750.00)
July 9 2007	102,274	35	(3,579,590.00)
July 9 2007	400,000	34.7173	(13,886,920.00)
July 10 2007	75,000	35.13	(2,634,750.00)
July 10 2007	102,274	35	(3,579,590.00)
July 10 2007	400,000	34.5552	(13,822,080.00)
July 11 2007	75,000	35.13	(2,634,750.00)
July 11 2007	102,274	35	(3,579,590.00)
July 11 2007	300,000	34.4266	(10,327,980.00)
July 12 2007	51,137	35	(1,789,795.00)
July 12 2007	37,500	35.13	(1,317,375.00)
July 12 2007	300,000	35.07673987	(10,523,021.96)
July 13 2007	51,137	35	(1,789,795.00)
July 13 2007	37,500	35.13	(1,317,375.00)
July 18 2007	300,000	35.07673987	(11,089,585.88)
July 19 2007	300,000	37.1125	(11,133,750.00)
July 20 2007	450,000	36.8431	(16,579,395.00)
July 23 2007	300,000	36.8851	(11,065,530.00)
July 24 2007	300,000	36.9558	(11,086,740.00)
July 25 2007	370,000	36.5378	(13,518,986.00)
July 25 2007	51,137	35	(1,789,795.00)
July 25 2007	37,500	35.13	(1,317,375.00)
July 26 2007	2,050,000	35.6152	(73,011,160.00)
July 26 2007	51,137	35	(1,789,795.00)
July 26 2007	37,500	35.13	(1,317,375)
July 27 2007	1,600,000	35.0484	(56,077,440.00)
July 27 2007	75,000	35.13	(2,634,750.00)
July 27 2007	102,274	35	(3,579,590.00)
July 30 2007	75,000	35.13	(2,634,750.00)
July 30 2007	51,137	35	(1,789,795.00)
July 31 2007	1,082,381	35.2892	(38,196,359.59)
July 31 2007	51,137	35	(1,789,795.00)
July 31 2007	37,500	35.13	(1,317,375.00)

Dividend

On April 26, 2007, the ABN AMRO General Meeting of Shareholders approved the ABN AMRO 2006 annual accounts.  Following this approval, the dividend for the 2006 financial year was set at €1.15 per ordinary share of €0.56 nominal value.  When the €0.55 interim dividend issued on August 30, 2006 is deducted, a final dividend of €0.60 remains.  It was determined that the final 2006 dividend would be payable, at shareholders’ option, either wholly in cash or wholly in ordinary shares of €0.56 value chargeable to the share premium reserve.  On May 29, 2007, ABN AMRO issued, as part of the 2006 final stock dividend payment, 18,204,058 shares at a price of €35.40.  The ABN AMRO share buy-back program incorporates the neutralization of the 2006 final stock dividend.  See “—Share Buy-Back Program” above.

Exercise of Options

During the past 60 days and in the ordinary course, ABN AMRO has issued shares to holders of options upon the exercise of such options by the holders.  During June 2007, ABN AMRO issued 392,247 shares pursuant to the exercise of stock options at strike prices ranging from €14.45 to €23.14 and at an average strike price of €18.55.

During July, 2007, ABN AMRO issued 1,496,766 shares pursuant to the exercise of stock options at strike prices ranging from €14.45 to €23.14 and at an average strike price of €19.04.  During the period from August 1 through August 6, 2007, ABN AMRO issued 703,039 shares pursuant to the exercise of stock options at strike prices ranging from €14.45 to €23.14 and at an average strike price of €17.59.

Transactions by Members of the ABN AMRO Managing and Supervisory Boards.

To the knowledge of ABN AMRO no transactions in shares have been effected during the past 60 days by any member of the ABN AMRO Managing Board or the ABN AMRO Supervisory Board.

Approvals for Certain Purchases of ABN AMRO Shares Before and During the Offer

Barclays, ABN AMRO and their respective financial advisors applied have to the SEC for exemptive relief from the provisions of Rule 14e-5 under the Exchange Act. The SEC granted the requested relief on April 24, 2007, with the relief taking effect retroactively on April 23, 2007. Rule 14e-5, among other things, prohibits a person making a cash tender offer or exchange offer for an equity security, as well as any person acting, directly or indirectly, in concert with such person (or certain advisors or dealer-managers of such person), from purchasing, directly or indirectly, or making any arrangement to purchase such security or any related security except pursuant to such tender offer or exchange offer, or pursuant to the exceptions set forth in Rule 14e-5.

The relief granted permits, subject to certain enumerated conditions as set forth in the relief letter, (i) Barclays, any of its subsidiaries or subsidiary undertakings, Lazard & Co., Limited and Lazard Frères & Co. LLC, Citigroup Global Markets Limited, Credit Suisse Group, JPMorgan Chase & Co. and Deutsche Bank AG and any other advisor, broker or financial institution acting as an advisor to Barclays and their respective affiliates and separately identifiable departments (collectively with such affiliates and departments, the ‘‘Barclays Prospective Purchasers’’) and (ii) ABN AMRO, any of its subsidiaries or subsidiary undertakings and Lehman Brothers, Morgan Stanley, UBS, Rothschild, and Goldman Sachs and any other advisor, broker or financial institution acting as an advisor to ABN AMRO and their respective affiliates and separately identifiable departments (collectively with such affiliates and departments, the ‘‘ABN AMRO Prospective Purchasers’’ and, collectively with the Barclays Prospective Purchasers, the ‘‘Prospective Purchasers’’), to conduct certain trading activities involving ABN AMRO ordinary shares and ABN AMRO ADSs and various related derivative securities prior to and during the conduct of, but outside of the terms of, the Barclays Offer in the ordinary course of their businesses (including certain activities related to Barclays iShares business in the United States), none of which will be undertaken for the purpose of promoting or otherwise facilitating the Barclays Offer.

The relief also permits ABN AMRO to continue repurchases under its share repurchase program. The relief granted further permits, subject to certain enumerated conditions as set forth in the letter, the Barclays Prospective Purchasers to purchase or arrange to purchase ABN AMRO shares for their own account outside of the Barclays Offer in accordance with Dutch law.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement under “Item 2.  Identity and Background of Filing Person—Tender Offer” and under “Item 4. The Solicitation or Recommendation—Background to the Proposed Offers”, ABN AMRO is not engaged in any negotiation in response to the Barclays Offer which relates to or would result in:

•	a tender offer for or other acquisition of ABN AMRO’s securities by ABN AMRO, any subsidiary of ABN AMRO or any other person,

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving ABN AMRO or any subsidiary of ABN AMRO,

•	any purchase, sale or transfer of a material amount of assets by ABN AMRO or any subsidiary of ABN AMRO or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of ABN AMRO.

Except as set forth above, there are no transactions, resolutions of ABN AMRO’s Managing Board or Supervisory Board, agreements in principle or signed contracts in response to the Consortium Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

The information in all of the exhibits to this Statement is incorporated by reference in its entirety.

ABN AMRO Extraordinary General Meeting

Under Dutch law, although neither the Barclays Offer, nor the Consortium Offer are required to be submitted to an ABN AMRO shareholder vote, an informative extraordinary general meeting of the ABN AMRO shareholders is required to be held within 8 days before the end of the offer period of the Barclays Offer.  On August 6, 2007, ABN AMRO announced its intention to hold such an informative extraordinary general meeting on September 20, 2007 at 10.30 am Central European Summer Time in ‘de Doelen’ in Rotterdam to discuss the Barclays Offer and the Consortium Offer.  Subject to further amendments, the agenda items for that meeting will include a background to the Barclays Offer and the Consortium Offer, and the reasoned opinions of the ABN AMRO Managing Board and the ABN AMRO Supervisory Board on those offers and the alternatives considered.  The definitive agenda and notes thereto will be published around the time of formal convocation of such extraordinary shareholders meeting.

Item 9.  Exhibits.

The following Exhibits are filed with this Statement:

Exhibit No.	Description

(a) (1)	Offer to Exchange/Prospectus dated August 6, 2007 (incorporated herein by reference to the Barclays Registration Statement on Form F-4 filed on August 3, 2007).

(a) (2)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Barclays Registration Statement on Form F-4 filed on August 3, 2007).

(e) (1)	Confidentiality Agreement between ABN AMRO and Barclays dated as of March 21, 2007.

(e) (2)
Merger Protocol, dated April 23, 2007, between ABN AMRO and Barclays PLC (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Barclays on July 26, 2007 and referred to in the Form 6-K filed by Barclays Plc and Barclays Bank Plc on June 12, 2007).

(e) (3)	Merger Protocol Amendment Letter, dated July 23, 2007 (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Barclays on July 26, 2007).

(e) (4)
Merger Protocol Amendment Letter, dated July 30, 2007 (incorporated herein by reference to the Merger Protocol Amendment Letter as filed by ABN AMRO pursuant to Rule 425 under the Securities Act of 1933 on July 30, 2007).

(e) (5)	Merger Protocol Amendment Letter, dated August 3, 2007 (incorporated herein by reference to the Merger Protocol Amendment Letter referred to in the Form 6-K filed by ABN AMRO on August 7, 2007).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

ABN AMRO HOLDING N.V.

By:	/s/ Arthur Martinez
	Name:	Arthur Martinez
	Title:	Chairman of the Supervisory Board

By:	/s/ Rijkman Groenink
	Name:	Rijkman Groenink
	Title:	Chairman of the Managing Board

Dated:  August 10, 2007